Exhibit 4.1

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2021

Common Stock

The following is a description of the shares of common stock (the “Common Stock”) of The Bancorp, Inc. (“Bancorp” or references to “we”, “our” or “us”), par value $1.00 per share.  The Common Stock is the only class of our securities that is registered under Section 12 of the Securities and Exchange Act of 1934, as amended, as of December 31, 2021.  The following description of our Common Stock sets forth certain general terms and provisions of the Common Stock. The terms of our charter and bylaws are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of these documents.

We have the authority to issue 75,000,000 shares of Common Stock and 5,000,000 shares of preferred stock (“Preferred Stock”), par value $0.01 per share. As of December 31, 2021, we had 57,370,563 shares of Common Stock outstanding and no Preferred Stock outstanding.

Voting rights. Each share of Common Stock is entitled to one vote on all matters presented to stockholders, including the election of directors. There is no cumulative voting in the election of directors.

Dividends. We may pay dividends as declared from time to time by the board of directors out of funds legally available for that purpose. See Item 5 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 10-K”) which is incorporated by reference in this exhibit, under the caption [“Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities”] for a description of our dividend policy and Item 1 of our 2021 10-K under the captions [“Business—Regulation under Banking Law”] for statutory and regulatory restrictions on our ability to pay dividends.

Liquidation. In the event we are dissolved, liquidated or wound up, Common Stockholders are entitled to receive a pro rata portion of our assets remaining after payment or provision for payment of all of our debts and liabilities and payment of the liquidation preference of any outstanding Preferred Stock.

No Preemptive Rights; Redemption. Common stockholders are not entitled to preemptive rights and our common shares are not subject to call or redemption.

Transfer Agent. We have appointed American Stock Transfer & Trust Company to act as the transfer agent for our Common Stock.

Listing. Our Common Stock is listed on the NASDAQ Global Select Market under the symbol “TBBK.”

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

We summarize various provisions of Delaware law, our certificate of incorporation and our bylaws in the following paragraphs. These provisions may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for his or her shares.

Certificate of incorporation and bylaws. Our certificate of incorporation and bylaws currently contain provisions that may be deemed to be “anti-takeover” in nature. These provisions are the current authorization of 75,000,000 shares of Common Stock, the current authorization of 5,000,000 shares of Preferred Stock and the elimination of preemptive rights.

The authorization for the issuance of substantial numbers of shares of Common Stock and Preferred Stock and the elimination of preemptive rights for Common Stock provides our board of directors with as much flexibility as possible to issue additional shares, without further stockholder approval, for corporate purposes, including financings, acquisitions, stock dividends, stock splits, employee incentive plans and similar purposes. These additional shares, however, may also be used by the board of directors, if consistent with its fiduciary responsibilities to deter future attempts to gain control over us. Moreover, because a stockholder does not have preemptive rights, he or she does not have a right to subscribe for a proportionate part of any such issuance.

Delaware law. We are a Delaware corporation and consequently are also subject to certain anti-takeover provisions of the Delaware General Corporation Law. Under Section 203 of the General Corporation Law, a Delaware corporation may not engage in any business combination with any interested stockholder for a period of three years following the date such stockholder became an interested stockholder, unless:

•	before such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding:

•	shares owned by persons who are directors and also officers, and

•	employee stock plans, in certain instances; or

•

on or after such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines an interested stockholder of a corporation to be any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) who:

•	owns, directly or indirectly, 15% or more of the outstanding voting stock of the corporation; or

•

is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately before the date on which it is sought to be determined whether such person (and any affiliate or associate of such person) is an interested stockholder.

Section 203 defines business combinations to include certain mergers, consolidations, asset sales, transfers and other transactions resulting in a financial benefit to the interested stockholder.

The restrictions imposed by Section 203 will not apply to a corporation if:

•	the corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by Section 203; or

•

the corporation, by the action of stockholders holding a majority of outstanding voting stock, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section 203.

We have not opted out of Section 203. Section 203 could under certain circumstances make it more difficult for a third party to gain control of us, deny stockholders the receipt of a premium on their Common Stock and may reduce the price at which the Common Stock may be sold.

Federal banking law. Federal law pertaining to bank holding companies and banks also may have an anti-takeover effect. See Item 1 of the 202110-K under the caption [“Business—Regulation Under Banking Law—Federal Regulation—Change in Control.”]